MAIL STOP 3561

September 2, 2005

Mr. Peter P. Smetek, Jr.
Chief Executive Officer
Larrea Biosciences Corporation
2205 – 13700 Mayfiled Place
Richmond, British Columbia V2V 2E4
Canada

> **Re:** **Larrea Biosciences Corporation**
> **Form 10-KSB for Fiscal Year Ended April 30, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **January 31, 2005 and October 31, 2004**
> **File No. 000-50281**

Dear Mr. Smetek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 21, 2004

1. We reviewed your response to our prior comment one, noting that your auditors were unable to audit the inventory amounts upon the acquisition of LarreaRx and that you believe further efforts to produce financial statements would not generate any materially useful information for investors or management. These circumstances do not relieve your reporting obligations under Regulation S-B. See FRR Codification Section 607.01 regarding the use of alternative procedures

for the observation of inventory. We reissue our comment for you to amend your filing and include the pre-merger financial statements of LarreaRx, Inc. and other information prescribed by Items 310(c) and (d) of Regulation S-B.

Form 8-K filed March 28, 2005

2. We reviewed your response to our prior comment three which details your attempts at obtaining an Exhibit 16 letter from Madsen & Associates. Your response did not address our comments related to disclosures in your Form 8-K, thus we will reissue our comments. Please revise to include disclosures in accordance with Item 304 of Regulation S-B. These revisions should include a discussion related to the accountant's report on the financial statements of the Company (Item 304(a)(1)), a discussion of any disagreements through the date of resignation (Item 304(a)(1)(iv)(A)) and a discussion related to any consultations with LDMB Advisors through the date of engagement (Item 304(a)(2)). As Exhibit 16 to your revision, include a letter from Madsen & Associates indicating their agreement or disagreement with statements made in your amended Item 4.01 Form 8-K (Item 4(a)(3)).

Form 8-K filed March 29, 2005

3. Your response to our prior comment four did not address our comment. Please ask the independent auditors of GBI to revise their report to present the name and electronic signature of the audit firm and file this revised opinion with your amended Form 8-K.

4. We reviewed your response to our prior comment five noting revised financial statements were included with your response. This response did not address our comment, thus the comment will be reissued. Please amend your Form 8-K to revise the financial statements to report the historical cost of the patents, as reflected in your Form 10-KSB filed July 29, 2005. Provide a note to the financial statements that explains all revisions made, in accordance with paragraph 37 of APB 20. Obtain an updated audit report, as necessary to comply with AICPA Auditing Standards Section 561.06a, with dual dating of the audit report necessary in some circumstances.

Form 10-QSB/A, for the Quarter Ended October 31, 2004, filed April 6, 2005 and
Form 10-QSB/A, for the Quarter Ended January 31, 2005, filed April 5, 2005

5. We reviewed your response to our prior comment six that detailed the relationships between the companies acquired and Larreacorp. Please provide further details regarding the ownership of LarreaRx and GBI (e.g. shareholders and percent ownership) prior to its acquisition. Also, tell us about the

relationships between the Healthpro Foundation and Proterra International Foundation with GBI at the time of its acquisition (e.g. stockholders).

6. We reviewed your responses to our prior comments seven through fourteen and noted amended Forms 10-QSB were not filed. Please amend your Forms 10-QSB for the quarters ended October 31, 2004 and January 31, 2005 to address our comments.

Form 10-KSB for the Year Ended April 30, 2005

Item 1 – Business

The Products, page 4

7. We note you included several statistics related to the percent of the population infected by certain viruses and you referenced a March 2003 Reuters report as a source for another quote. Please revise to provide the specific sources for your statistics and quote.

Item 6 – Management's Discussion and Analysis and Plan of Operations

Critical Accounting Policies, page 13

8. In your discussion of revenue from sales to wholesale distributors, expand the disclosure of "minimum quantities, volume based discounts and other resale restrictions" to fully describe the significant terms. Disclose the specific return rights of the distributors and clarify whether distributors have any rights with regard to products that are not ultimately sold to end users.

Results of Operations, page 15

9. Please revise your disclosure to describe and quantify underlying material activities that generated revenue variances between periods (e.g. units of each product sold, price per unit, allowance for returns, etc.). For additional guidance regarding MD&A, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 15

10. Considering your cash on hand of $31,654 at April 30, 2005 and your cash flows used from operating activities of $289,975, please revise your disclosure to include a discussion of how you will fund your business over the next twelve months.

Item 12 – Certain Relationships and Related Transactions, page 21

11. Please revise to disclose the facts and circumstances surrounding all related
party transactions, including 2004 related party revenues of $152,000 and the
consulting agreement with a related company as disclosed in footnotes to the
financials statements for the year ended April 30, 2005.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

12. The auditor's opinion on the financial statements for the year ended April 30,
2005 is qualified. In accordance with SAB Topic 1.E., your financial
statements are not considered audited and do not satisfy the requirements of
Item 310(a) of Regulation S-B. When the auditor is not present for the
observation of inventory, appropriate alternative procedures should be
considered. See FRR Codification Section 607.01. Please tell us how you
plan to remedy this issue in order to be in compliance with the financial
statement requirements of Regulation S-B.

Consolidated Balance Sheets, page F-2

13. Disclose the nature and amount of the major components of accrued expenses
in a note or state them separately on the balance sheet for the periods
presented.

Consolidated Statements of Operations, page F-3

14. Please revise your income statements to separately state sales generated from
related parties.

15. Please revise the disclosure of the weighted average number of shares outstanding
to retroactively reflect the effect of the exchange ratio established in the merger
agreement with GBI.

Consolidated Statements of Cash Flows, page F-5

16. Note 9 of the financial statements disclosed that the promissory note for $1
million was amended to be an interest only note with interest due and payable in
equal monthly installments beginning November 30, 2004. Upon review of the
supplemental information section on the statements of cash flows we note no cash
was paid for interest during the period. It appears this note remains in default

subsequent to the amendment. Please revise MD&A to include a discussion of the current status of this note and management's plans to address the default. For guidance on this discussion, please refer to section IV C. of SEC Release No. 33-8350. Further, please file the amended note on Form 8-K.

Note 3 – Summary of Significant Accounting Policies, page F-7

17. Upon review of your foreign currency translation policy we note you use a monetary/non-monetary method which includes exchange gains or losses in the statement of operations. Tell us how your policy complies with SFAS 52, Foreign Currency Translation or revise your filing accordingly.

Note 4 – Restatement of Prior Years, page F-9

18. The note states the adjustments are "at September 24, 2004," and "for the year ended September 24, 2004." Revise to properly state the periods related to the restatement of the April 30, 2004 financial statements.

19. Explain why the restated accumulated deficit has not been adjusted for the correction eliminating the $200,000 loss on debt settlement.

Note 5 – Acquisition, page F-10

20. You disclose that the acquisition of LarreaRx "is considered to be a related party transaction" and has been "recorded at LarreaRx's consolidated carrying values." You also disclose that the acquisition was recorded using the purchase method. This current disclosure indicates that the transaction was recorded by both the purchase method (e.g. business combination) and at carrying values (e.g. transfers of assets between entities under common control). Please revise to clearly disclose how the transaction was recorded, with reference to the appropriate authoritative guidance, and management's basis for the accounting treatment.

21. We note 9,091 common shares were committed, but not issued, in connection with the acquisition of LarreaRx. Please expand disclosure as to why these shares have not been issued and any commitments or contingencies related to the issuance of these shares. Further, it is unclear how these shares are valued and recorded in the statements of stockholders equity. Please advise or revise.

Note 6 – Inventories, page F-10

22. We note literature, promotional and other costs are capitalized as inventory. Tell us about the nature of these items, management's basis for capitalizing these items and the applicable literature supporting your accounting treatment.

Note 13 – Commitments, page F-14

23. Please revise your disclosure of the consulting agreement to disclose the terms and conditions, services and counterparty to the agreement.

24. We note your response to prior comment 17. Please disclose the status of the $1.2 million debt "relating to the purchase of the patents" discussed in Note 8 of GBI's financial statements provided in the amended Form 8-K filed on March 29, 2005. Explain whether the company is liable for the outstanding balance of the note in the event the Healthpro Foundation and Proterra International Foundation do not make payments. Please provide us with a copy of the original debt agreement and material subsequent agreements. Explain your basis for not recording any liability related to this payable on the balance sheet.

Note 14 – Geographic Information, page F-14

25. Please revise to present comparable information for each period for which financial statements are presented.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Terence O'Brien, Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies